FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated March 22, 2024

Item 1

Santander expects over €6 billion in dividends and share buybacks against 2024 results

•	Santander executive chair Ana Botín is set to tell shareholders at today’s AGM that the bank expects to reach a 16% return on tangible equity (RoTE) in the first quarter, annualizing the impact of the banking tax in Spain which is registered entirely in January 2024.

•	Botín will say: “I am very confident that we will deliver a considerably better performance in 2024 than 2023, which was already a record year, and will meet our 2024 targets. That being the case, cash dividends and share buybacks against 2024 results would amount to over €6 billion[1].”

Madrid, 22 March 2024 - PRESS RELEASE

Banco Santander’s executive chair Ana Botín will confirm today at the bank’s Annual General Meeting (AGM) in Boadilla del Monte, Madrid, that Santander is on track to meet its 2024 targets. In that case, based on the bank’s current shareholder remuneration policy, cash dividends and share buybacks against 2024 results would amount to over €6 billion1. In 2023, the bank achieved its best performance ever, resulting in a record amount returned to shareholders (cash dividends and share buybacks) of €5.5 billion.

Commenting on the bank’s performance in the first part of the year, Ana Botín will say:

“2024 has started with excellent business and commercial dynamics. We continue growing the number of customers we serve (+2 million) and will increase our income around 9% year-on-year (in current euros) in the first quarter as a result. Costs have now remained flat for three consecutive quarters, resulting in a further improvement in our efficiency ratio to 42.7% which we expect to close in the first quarter, reflecting the impact on both costs and revenue of our ongoing transformation.

The cost of risk will be in line with our forecasts for the year, with improved performance in Europe, offsetting the impact of portfolio growth in Latin America, and the expected normalization in Consumer. The capital ratio remains above 12% in line with our target for 2024.

We have many growth levers across the group. For example, we expect our Retail business to achieve a return on tangible equity (RoTE) above 16% in Q1, annualizing the impact of the banking tax in Spain which is registered entirely in January 2024, supported by solid performance in South America and Spain. Our Consumer business will show net operating income growth of around 6%, supported mainly by the strength of our business in Europe.

As a result, we expect to reach a RoTE for the group of 16% in Q1, annualizing the impact of the banking tax in Spain, with an expected growth of TNAV plus dividend per share above 13% year-on-year, with today’s data.

I am very confident that we will deliver a considerably better performance in 2024 than 2023, which was already a record year, and will meet our 2024 targets. That being the case, cash dividends and share buybacks against 2024 results would amount to over €6 billion2.”

Strategic progress

Botín will also highlight the progress the bank is making in its transformation as it invests for future growth. She will say, “Very few banks have our unique combination of in-market and global scale as well as diversification. This is a major competitive advantage today and for the years to come. The common business models and objectives in our Retail and Consumer businesses, which represent 65% of the group, will allow us to grow customers and revenue further, and structurally change our cost base, improving profitability.

1 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals.

2 See footnote 1.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Our strategy revolves around providing competitive prices, excellent service and being a trusted partner. For our largest customer base, the retail customer, we have embarked on a global transformation to become a digital bank with branches, combining the best of a digital bank with our branch network and local presence to best advise and support our customers. A simple and attractive, personal and digital product offering that provides the best experience for our customers.”

10 years of consistent growth

2024 marks Ana Botín’s 10th anniversary as executive chair. Since 2013, Santander has nearly tripled its profit; improved RoTE by 50%; increased the amount returned to shareholders (cash dividends and share buybacks) by a multiple of seven, and added nearly 60 million customers, while significantly reinforcing the bank’s CET1 capital base by increasing it by more than €30 billion.

Commenting on the past decade, Botín will say, “I'm very proud of my team, all over the world, and what we have achieved together - delivering strong results today while investing to secure future growth. My vision and responsibility, from day one and in the coming years, is to make Santander one of the banks that lead the transformation of the financial services industry, while we continue to improve our profitability and create value for shareholders every year.”

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-disponible-solo-en-ingles-es.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) 2023 Annual Report, published on 19 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informe-financiero-anual/2023/ifa-2023-consolidated-annual-financial-report-en.pdf). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.

In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 22, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance